CLECO POWER LLC	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges (Unaudited)
							FOR THE YEAR ENDED DEC. 31,
(THOUSANDS, EXCEPT RATIOS)	2017		2016		2015		2014		2013
Net income	$150,738		$39,128		$141,350		$154,316		$150,410
Income tax expense	67,331		18,369		79,294		76,974		79,381
Total fixed charges (from below)	72,752		78,442		78,364		77,230		85,103
Total earnings	$290,821		$135,939		$299,008		$308,520		$314,894
Fixed charges
Interest	$66,491		$74,450		$74,394		$73,140		$80,905
Amortization of debt expense, premium, net	5,158		3,289		3,052		3,113		3,088
Portion of rentals representative of an interest factor*	1,062		508		572		489		488
Interest of capitalized lease	41		195		346		488		622
Total fixed charges	$72,752		$78,442		$78,364		$77,230		$85,103
Ratio of earnings to fixed charges	4.00	x	1.73	x	3.82	x	3.99	x	3.70	x
*The interest portion of rental expenses, that cannot be imputed, is estimated to equal 11% of such expenses, and the imputed interest portion of rental expenses is calculated between 3.62% and 6.08% of such expenses, which are considered reasonable approximations of the interest factors.